Exhibit 99.1

Evogene Launches its New Branding to Reflect the
Company's Expanded Vision and New Business Model

Rehovot, Israel – May 20, 2020 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading computational biology company targeting to revolutionize life-science product development across several market segments, announces today its rebranding. The new corporate identity reflects the company’s expanded vision and new business model.

"Evogene has undergone a significant transformation in its offering over the past years, and we are actively working to portray our expanded vision and strategy to the business and investment community. I believe that this new branding represents our new offering and will serve us extremely well in communicating this to the broader market," stated Ofer Haviv, President & CEO of Evogene.

Established as a spin-off from Compugen Ltd. in 2002, Evogene was initially focused on applying its capabilities in computational biology in agriculture, and more specifically on improving seed traits based on genomic modification. Changes in the agriculture market and in consumer tastes and demand necessitated that Evogene broaden its vision and focus on several new target markets and segments. The significant capital raised in its 2013 IPO allowed the Company to execute this strategy, enhancing its technology and expanding to new market segments.

In the years that followed, the Company’s management took a series of steps that paved the path for its evolution. Two key decisions underlay this development; the first was expanding Evogene’s technological capabilities in computational biology to include development of products based on microbes and small molecules, in addition to genomics, and the second was to expand Evogene’s focus beyond agriculture, to human health. These decisions led to the creation of Evogene’s amassed computational biology capabilities – the CPB (Computational Predictive Biology) platform, which aims to substantially increase the probability of success, while reducing time and cost, of life-science product development. In parallel, the Company established diverse internal divisions, each leading the development of specific market-driven products while using the CPB platform as their competitive advantage.

In 2018, Evogene announced the revision of its corporate structure to accommodate its new broadened activities. The Company began the execution of this plan by establishing new dedicated subsidiaries, based on the activities of its existing divisions, focusing on downstream product development. Four new subsidiaries were established in the areas of human health and agriculture, including (in order of establishment): Biomica, AgPlenus, Lavie Bio and Canonic, joining Evogene’s previous subsidiary, Casterra. In parallel, Evogene continued to focus on improvements to its CPB platform, serving as a technological hub to be used by the whole group through licensing agreements.

Mr. Haviv continued, "Today, Evogene provides tailor-made computational-biology solutions for the discovery and development of products based on microbes, small molecules and genetic elements for life-science based industries, including: human health, agriculture and industrial applications.

"I believe that we are better-positioned than ever before to capture the value of our unique technology in two distinct ways – through our existing collaborations and through our independent subsidiaries.  We have several upcoming key milestones across our subsidiaries, which we believe will generate substantial value. Details on these milestones are available in our newly branded presentation, filed today.

"We are now ready to continue to harness the power of our CPB platform through additional collaborations with strategic partners and to benefit as a shareholder from our subsidiaries as their value is unlocked and becomes apparent." - Mr. Haviv concluded.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN.TA) is a leading computational biology company targeting to revolutionize product development for life-science based industries, including human health, agriculture, and industrial applications. Incorporating a deep understanding of biology and leveraging Big Data and Artificial Intelligence, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform. The CPB platform is designed to computationally discover and develop life-science products based on microbes, small molecules and genetic elements as the core components for such products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production.

For more information, please visit www.evogene.com

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses capturing the value of its technologies, entering into collaboration agreements and its upcoming milestones. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035